Filed pursuant to Rule 253(g)(2)

File No. 024-11585

FIDELITY FEDERAL BANCORP

Supplement No. 1

to the Proxy Statement/Offering Circular

qualified on October 28, 2021

Dated: November 3, 2021

This Supplement No. 1 to the Proxy Statement/Offering Circular on Form 1-A originally qualified on October 28, 2021 (“Supplement”) supplements the Proxy Statement/Offering Circular on Form 1-A of Fidelity Federal Bancorp (“FFED”), dated July 14, 2021, amended thereafter by FFED on October 22, 2021, and qualified thereafter by the U.S. Securities and Exchange Commission on October 28, 2021 (“Offering Circular”).

This Supplement should be read in conjunction with the Offering Circular. Unless otherwise defined in this Supplement, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular, including the disclosures incorporated by reference therein.

The Offering Circular is available here: https://www.sec.gov/Archives/edgar/data/910492/000110465921128946/0001104659-21-128946-index.htm

REASON FOR THE SUPPLEMENT

The purpose of this Supplement is to update the Offering Circular for a recent development, specifically to disclose that effective September 28, 2021, FFED is no longer quoted on the OTC Pink Market maintained by OTC Market Groups, Inc., and therefore broker quotes will no longer be available to FFED stockholders via the OTC Pink Market online platform. Prior to September 28, 2021, there was a very limited public trading market for FFED common stock on the OTC Pink Market, and trades that occurred could not be characterized as an active market for FFED common stock.

Because FFED is no longer quoted on the OTC Pink Market, FFED is amending the statements regarding the public trading market for FFED common stock in the following locations in the Offering Circular:

Cover Page

Questions and Answers – Page 2

Summary – Page 8

Risk Factors – Pages 17, 18, and 33

Public Trading Markets – Page 50

Information About FFED – Page 86

Market for Common Stock and Dividends – Pages 135 and 136

Accordingly, all references in the Offering Circular to the FFED common stock being quoted on the OTC Pink Market maintained by OTC Market Groups, Inc. under the symbol “FDLB” shall be deemed omitted.

This Supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including the disclosures incorporated by reference therein and all amendments or supplements thereto. The information included in this Supplement modifies and supersedes, in part, the information contained in the Offering Circular only with respect to the information described above. Any information that is modified or superseded in the Offering Circular shall not be deemed to constitute a part of the Offering Circular, except as so modified or superseded by this Supplement.

FFED may further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements as required. You should read the entire Offering Circular, including the disclosure incorporated by reference therein, and any amendments or supplements carefully before you make an investment decision.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.